Exhibit 1.1

April 30, 2012

VIA E-MAIL: aubrey.mcclendon@chk.com

Mr. Aubrey K. McClendon

Chairman and Chief Executive Officer

Chesapeake Energy Corporation

6100 N. Western Avenue

Oklahoma City, Oklahoma 73118

Dear Aubrey:

Pursuant to the discussions among you and the Board of Directors (the “Board”) of Chesapeake Energy Corporation (the “Company”), and in order effectuate the early termination of the Chesapeake Energy Corporation Founder Well Participation Program (the “FWPP”) as of June 30, 2014, the Board of Directors has adopted the following amendments to the FWPP, subject to your consent thereto in accordance with this letter:

1.	In paragraph 2) of the FWPP, entitled “Effective Date,” the second sentence is deleted in its entirety.

2.	In paragraph 9) of the FWPP, entitled “Special Definitions,” (a) the word “or” separating subparts (ii) and (iii) in part (1) is deleted; and (b) the following is inserted after subpart (iii) of part (1):

“; or (iv) the termination of this Founder Well Participation Program as provided herein”

3.	In paragraph 10.1 of the FWPP, entitled “Amendment or Termination of Program,” the first sentence is deleted in its entirety and the following substituted therefor:

“This Founder Well Participation Program will terminate on June 30, 2014 at 11:59 p.m. without notice.”

Attached as Exhibit “A” of this letter is a copy of the FWPP as amended as described above and marked to show such amendments.

Chesapeake Energy Corporation

6100 N. Western Ave., Oklahoma City, OK 73118 • P. O. Box 18496, Oklahoma City, OK 73154-0496

Mr. Aubrey K. McClendon

April 30, 2012

Pursuant to paragraph 3.3 of your Third Amended and Restated Employment Agreement with Chesapeake Energy Corporation, effective March 1, 2009 (the “Employment Agreement”), you and the Board must consent in writing to any amendments or modifications of the FWPP. The Board’s adoption of the amendments described above, subject to your consent thereto, constitutes the Board’s consent to such amendments. By executing this letter below where indicated, you consent to such amendments and agree that neither you nor any other person or party shall be entitled to compensation in respect of the early termination of the FWPP as described therein.

In addition, the Board has determined that the positions of Chairman of the Board and Chief Executive Officer should be separated and you have indicated your support for this approach. In connection with that separation, by executing this letter below where indicated, you agree to waive any rights under the Employment Agreement with respect to: (i) any obligation to appoint you as Chairman of the Board pursuant to section 2.1(a) of the Employment Agreement; and (ii) any right to terminate the Employment Agreement pursuant to section 6.2 of the Employment Agreement as a result of you no longer being appointed Chairman of the Board. Moreover, you agree that the withdrawal of your designation as Chairman of the Board will not constitute termination of the Employment Agreement without “Cause” (as defined in the Employment Agreement) by the Company in accordance with the second sentence of Section 2.2 thereof.

In connection with the foregoing amendments and waivers, at any time during your employment with the Company and prior to a Change of Control (as defined in the Employment Agreement), you also agree to provide the Board, to the extent reasonably available and reasonably requested in writing by either the Chairman or the Lead Director, information regarding your participation in the FWPP as is required for the Company to meet its reporting obligations under Securities and Exchange Commission rules and regulations (no more frequently than necessary to include in the required filings) or is otherwise required for the Board to meet its fiduciary requirements under applicable law (no more frequently than semi-annually except to the extent specifically required under applicable law), in each case as advised by outside counsel in writing.

Please evidence your consent and agreement to the matters set forth in this letter by signing this letter in the space indicated below and returning it to me by email.

On behalf of the Board and the Company,

/s/ M.A. Miller, Jr.

M.A. Miller, Jr.

Lead Director

Enclosure

Mr. Aubrey K. McClendon

April 30, 2012

Consent and Agreement

The undersigned (i) consents to the amendments to the FWPP as set forth in this letter and indicated on the attached Exhibit “A”, (ii) agrees that the early termination of the FWPP effectuated thereby will be without any compensation to him or any other person or party and (iii) waives certain rights under, and agrees to certain matters in respect of, the Employment Agreement as set forth in this letter.

Dated this 30th day of April, 2012

/s/ Aubrey K. McClendon
Aubrey K. McClendon

CHESAPEAKE ENERGY CORPORATION

FOUNDER WELL PARTICIPATION PROGRAM

1) Purpose. This program is a continuation of the well participation program (the “Founder Well Participation Program”) initiated by Chesapeake Energy Corporation (the “Company”) for Aubrey K. McClendon and Tom L. Ward (the “Founders”) in connection with the Company’s initial public offering in February 1993. The Founder Well Participation Program fosters and promotes the development and execution of the Company’s business by: (a) retaining and motivating the principal executive officers who founded the Company; (b) aligning the financial rewards and risks of the Founders with the Company more effectively than overriding royalty, carried interest or other performance incentive programs maintained by many of the Company’s peers; and (c) imposing on the Founders the same risk incurred by the Company in its core operations.

2) Effective Date. The Founder Well Participation Program will be effective on the later of the following to occur (the “Effective Date”): (a) approval by the holders of a majority of the outstanding shares of the Company’s common stock present or represented and entitled to vote at a meeting called for such purposes and (b) the permanent waiver and release by the Founders of any and all existing well participation rights including, without implied limitation, any right to participate in the Company’s wells under any employment agreements. ~~The Board of Directors will have the right to terminate the Founder Well Participation Program after December 31, 2015 by providing written notice of termination to the Founders one year before the effective date of such termination.~~ If the Founder Well Participation Program is not approved by shareholders on or before January 1, 2006, this Founder Well Participation Program will be deemed withdrawn and of no further force and effect.

3) Administration. The Founder Well Participation Program will be administered and interpreted by the Compensation Committee of the Board (the “Committee”). The Board, in its sole discretion, may take any action with respect to the Founder Well Participation Program that would otherwise be the responsibility of or delegated to the Committee. Subject to the provisions of this Founder Well Participation Program, the Committee will have the power to: (1) employ attorneys, consultants, accountants and other advisors as deemed necessary or appropriate by the Committee; (2) to establish, adopt, or revise such rules and regulations and to make all such determinations relating to the Founder Well Participation Program as the Committee may deem necessary or advisable for the administration of the Founder Well Participation Program; and (3) take any and all action the Committee deems necessary or advisable for the proper operation or administration of the Founder Well Participation Program. The Committee’s interpretations of this Founder Well Participation Program or any instruments executed in connection with the Founder Well Participation Program and all decisions and determinations by the Committee with respect thereto will be final, binding and conclusive on all parties unless otherwise determined by the Board.

4) Well Participation. Subject to the terms and conditions of this Program, each Founder will be permitted to acquire and agrees to acquire an interest in the governmental, spacing or production unit for each Program Well (as hereafter defined) spudded during a Participation

Exhibit “A”

Page 1 of 5 Pages

Period (as hereafter defined) equal to the Minimum Participation (as hereafter defined). The term “Program Well” means any grass roots well in which any of the Company Entities (as hereafter defined) participates as a working interest owner but expressly excludes: (a) any well in which the Company Entities own an interest and has not elected to participate as a working interest owner with respect to such interest; (b) any well which constitutes a re-entry of an existing producing well; (c) any well drilled in a multi-unit secondary or tertiary recovery unit in which the Founders do not already have a working interest by virtue of participation in a well or well(s) that have been combined into the unit; and (d) any other wells which the Company reasonably determines the Founders should not participate in given the objectives of the Founder Well Participation Program. The Company will provide a semi-annual report regarding the Founder Well Participation Program to the Committee.

5) Participation Election. On or before the date which is thirty (30) days before the first (1st) day of each Participation Period, each Founder will provide written notice to the Committee of such Founder’s election to participate in Program Wells during the succeeding Participation Period and the percentage working interest which the Founder proposes to participate with during such Participation Period (the “Acquisition Percentage”). Notwithstanding anything herein to the contrary, the Founder’s Acquisition Percentage for any Participation Period may not exceed two and one-half percent (2.5%) on an eight-eighths (8/8) basis. If prior to the date specified herein, a Founder fails to provide notice of such Founder’s election to participate or the Acquisition Percentage for such Participation Period, the amount of the Acquisition Percentage for such Participation Period will be deemed to be equal to the Acquisition Percentage for the immediately preceding Participation Period. The initial Participation Period will run from the Effective Date of this Founder Well Participation Program until December 31 of the year of such Effective Date.

6) Amount of Participation. On an election to participate and the designation of the Acquisition Percentage for a Participation Period in accordance with this Program, the Founder will be deemed to have elected to participate in each Program Well spudded during the applicable Participation Period with a working interest equal to the greater of the following determined on a well-by-well basis (the “Minimum Participation”): (a) the Acquisition Percentage for such Program Well (as adjusted for any well under paragraph 6.2 of this Program); or (b) the prior interest owned by the Founder in the drilling unit for such Program Well.

6.1 Interest Assigned. If the foregoing clause (a) is applicable to a Program Well, the Company will assign or allocate to the Founder a unit working interest in the Program Well sufficient to cause such Founder’s combined interest in such Program Well to equal the Acquisition Percentage (including in such computation any prior interests owned by the Founder). If the foregoing clause (b) is applicable because the Founder’s prior interest in the well exceeds the Acquisition Percentage, the Company will not assign or allocate any interest in the Program Well. The interest to be assigned or allocated under this paragraph to cause the Founder’s participation in a Program Well to be equal to the Acquisition Percentage will be derived proportionately from all the interests owned by the Company Entities in the Program Well (including non-consenting interests, back-in interests, leased royalty interests, overriding royalty interests or other similar interests) so that the total interest in the Program Well assigned

Exhibit “A”

Page 2 of 5 Pages

or allocated to the Founder is substantially similar to the interests retained by the Company Entities. The Founder’s prior interests in a Program Well for purposes of this paragraph expressly includes any interests owned by the Founder or the Founder’s Affiliates in the unit for such Program Well.

6.2 Minimum Company Participation. If the interests to be assigned or allocated to the Founders under this Founder Well Participation Program in a specific Program Well causes the aggregate working interest of the Company Entities (determined after consideration of any carried or reversionary interests) on the spud date for such Program Well to be less than twelve and one-half percent (12.5%) on an eight-eighths (8/8ths) basis, then the Acquisition Percentage for that Program Well will be equal to zero for purposes of this paragraph 6 of this Founder Well Participation Program. If this paragraph 6.2 prohibits a Founder’s participation in a Program Well, then both Founders will not be entitled to participate in such Program Well under this Founder Well Participation Program except with respect to prior interests in such Program Well owned by the Founder or the Founder Affiliates.

7) Conditions of Participation. A Founder’s participation in the Founder Well Participation Program is independent of the other Founder’s participation in the Founder Well Participation Program. A Founder’s Acquisition Percentage cannot be changed during any Participation Period without the prior approval of the Committee. Any participation by the Founder under this Plan is conditioned on the Founder’s participation in each Program Well spudded during such Participation Period in an amount equal to the Minimum Participation. Each Founder hereby: (a) agrees to execute and deliver any documents reasonably requested by the Company in connection with the Founder Well Participation Program; (b) appoints the Company as such Founder’s agent and attorney-in-fact to execute and deliver such documents if such Founder fails or refuses to execute such documents; (c) agrees to pay all joint interest billings immediately on receipt of the Company’s invoice issued by the Company in the ordinary conduct of its business; and (d) agrees to prepay to the Company amounts attributable to the Founder’s interest in a Program Well operated by a third party to the extent that a Company Entity is required to prepay any costs in connection with such Program Well.

8) Well Charges. The amount to be paid by each Founder for the acreage to be assigned in connection with the participation in the Program Wells during a Participation Period will be computed as of the first day of such Participation Period and will be equal to the following amount computed on a per acre basis: (a) all direct third party costs paid by the Company Entities and capitalized in the appropriate accounting pool in accordance with the Corporation’s accounting procedures (including capitalized interest, leasehold payments, acquisition costs, landman charges and seismic charges); divided by (b) the acreage in the applicable pool. The acreage charge amount will be recomputed as of the first day of each Participation Period by the Company and submitted to the Committee for approval. All other costs for Program Wells will be billed in accordance with the Company’s accounting procedures applicable to third party participants pursuant to any applicable joint operating agreement or exploration agreement relating to a particular Program Well. Notwithstanding anything herein to the contrary, in each case the Founder’s participation in a Program Well will be on no better terms than the terms agreed to by unaffiliated third party participants in connection with the participation in such Program Well or similar wells operated by the Company Entities.

Exhibit “A”

Page 3 of 5 Pages

9) Special Definitions. For purposes of this Agreement, the term: (1) ”Participation Period” means the period commencing on the first (1st) day of each January (except for the initial Participation Period which will commence on the Effective Date) and ending on the earlier of (i) December 31 of such year; (ii) the termination of the Founder’s employment by the Company for cause or death, ~~or~~ (iii) the expiration or termination of any and all covenants not to compete subsequent to the termination of the Founder for any reason not included in the foregoing clause (ii); or (iv) the termination of this Founder Well Participation Program as provided herein; (2) “Company Entities” means the Company, any affiliate or successor to the Company, any entity which controls, subsequently owns or is under common control with the Company and any subsidiary corporation, partnership, limited liability company or other entity owned by, controlled by or under common control with any of the foregoing (whether direct or indirect); and (c) “Founder Affiliate” means Chesapeake Investments, an Oklahoma limited partnership, with respect to Aubrey K. McClendon, TLW Investments, Inc., an Oklahoma corporation, with respect to Tom L. Ward, and any entity owned solely by such Founder and such Founder’s immediate family members designated as a Founder Affiliate in writing and approved by the Committee.

10) General. The following additional terms apply:

10.1 Amendment or Termination of Program. ~~The Board may suspend or terminate t~~This Founder Well Participation Program ~~at any time after December 31, 2015 and after providing a minimum of one (1) year’s prior written notice to the Founders of the Board’s intentions.~~will terminate on June 30, 2014 at 11:59 p.m. without notice. Shareholder approval will be required for any amendment which increases the maximum Acquisition Percentage or any amendment, which in the opinion of counsel to the Company, requires shareholder approval under any federal or state law or any regulations or rules promulgated thereunder.

10.2 Nonassignability. The right to participate in the Founder Well Participation Program can only be assigned by a Founder to a Founder Affiliate designated as such in accordance with this Founder Well Participation Program. This Founder Well Participation Program does not limit the sale, mortgage, gift or assignment by a Founder of an interest in a Program Well once the interest has been assigned of record by the Company Entities.

10.3 Right to Continued Employment. Participation in this Founder Well Participation Program will not give any Founder any right to remain in the employ of or continue serving as a director of the Company or any Company Entity.

10.4 Reliance on Reports. Each member of the Committee and each member of the Board may rely and act in good faith on any report made by the independent public accountants of any Company Entity and on any other information furnished in connection with the Founder Well Participation Program by any person or persons other the Founders. In no event will any person who is or will have been a member of the Committee or of the Board be liable for any determination made or other action taken or any omission to act in reliance upon any such report or information or for any action taken or failure to act if such person acted in good faith.

Exhibit “A”

Page 4 of 5 Pages

10.5 Construction. The titles and headings of the paragraphs in this Founder Well Participation Program are for convenience of reference only, and in the event of any conflict, the text of this document, rather than such titles or headings, will control.

10.6 Governing Law. This Plan will be governed by and construed in accordance with the laws of the State of Oklahoma except as superseded by applicable federal law.

Exhibit “A”

Page 5 of 5 Pages